CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Additional Information:	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	13
Report of Independent Registered Public Accounting Firm	14
Exemption Report Pursuant to SEC Rule 17a-5	15
Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	16
Schedule of Assessment and Payments (Form SIPC-7)	17-18